UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   August 2007            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated August 15, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: August 16, 2007	By: /s/ Bob Hemmerling Bob Hemmerling Corporate Secretary

Suite 700 – 1620 Dickson Ave. Kelowna, B.C. V1Y 9Y2 Phone: 800-647-3303 info@strathmoreminerals.com www.strathmoreminerals.com

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

August 15, 2007

Strathmore /Sumitomo Roca Honda, New Mexico,

Uranium Pro perty – Project Update

Strathmore Minerals Corp. is pleased to announce that its subsidiary, Strathmore Resources (US) Ltd. (“Strathmore” or “the Company” ), has begun install ation of f our monitor wells as part of  its continuing effort to permit its proposed Roca Honda uranium mine project near Grants, New Mexico . The Roca Honda Project is Strathmore’s first conventional mining operation under development in New Mexico. It has a NI 43-101 compliant Measured and Indicated resource totaling in excess of 17,500,000 pounds U3O8, an Inferred resource of approximately 15,800,00 pounds U3O8, and demonstrates significant potential for additional resources within the project area. The Company recently completed a joint venture agreement with Sumitomo Corp of Japan to further develop this project (Please see the Company’s news release dated July 26, 2007).

The f our monitor wells will be drilled to depths of approximately 2,000 feet ( 610 m) and will enable the Company to obtain vital geologic and hydrologic information , in addition to further defining the ore body and providing samples for initial mill process studies . On completion, pump tests will be performed on each of the f our wells to determine the hydrologic characteristics of the aquifer , and to obtain samples to determine baseline water quality. P lanning has  also begun for the installation of meteorological and radiological monitoring stations , and the collection of background data ..  This equipment will be installed at Roca Honda over the next two months.  Analysis of these data will be used in mine design and operations planning, as well as supporting the mill process design currently underway . T his information comprises an important part of the Company’s mine permit application to the New Mexico Mining and Minerals Division .

The Company and its drilling contractor, Stewart Brothers Drilling of Milan, New Mexico, have completed coring and pilot hole advancement at the first of four well locations.  Over 200 ft of drill core, representing 5 different uranium bearing sandstone intervals within the Westwater Canyon Member of the Morrison Formation, was collected from this location with an average core recovery of 95%. Drilling operations are running continuously, and are on schedule for completion this fall.

Strathmore is continuing the planning process for the construction of a mill in New Mexico to support the Roca Honda resource. Initial site studies for the mill and tailings, as well as mill process design investigations supported by the current drilling program are underway. Strathmore and Sumitomo will now collectively review and analyze the information obtained during the permitting and feasibility process to ensure the best methods and technologies are employed for the development of this premiere resource.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties. Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico. STRATHMORE MINERALS CORP Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and reviewed by David Miller, President and Chief Operating Officer for Strathmore Minerals Corp., a qualified person under NI 43-101 guidelines. It should be noted that mineral resources which are not mineral reserves do not have demonstrated economic viability as defined by NI 43-101 guidelines.

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

“David Miller ”
__________________________	For Investor Relations: Bob Hemmerling/Craig Christy
David Miller, President and COO	1-800-647-3303

info@strathmoreminerals.c om

www.strathmoreminerals.com